                                                                   Exhibit 99.6

                       SATYAM COMPUTER SERVICES LIMITED

           INDEX TO THE U.S. GAAP CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                       Page
                                                                                                       ----

Consolidated Balance Sheets as of March 31, 2002, December 31, 2001 and 2002 (unaudited).............. F-2

Consolidated Statements of Operations for the year ended March 31, 2002, and for the nine months ended
December 31, 2001 and 2002 (unaudited)................................................................ F-3

Consolidated Statements of Shareholders' Equity and Comprehensive Income for the year ended
March 31, 2002 and for the nine months ended December 31, 2002 (unaudited)............................ F-4

Consolidated Statements of Cash Flows for the year ended March 31, 2002 and for the nine months ended
December 31, 2001 and 2002 (unaudited)................................................................ F-6

Reconciliation of Indian GAAP and US GAAP earnings.................................................... F-8

                       SATYAM COMPUTER SERVICES LIMITED

                          CONSOLIDATED BALANCE SHEETS
    (Thousands of US Dollars except per share data and as stated otherwise)

                                                                                                          As of December 31
                                                                                        As of March 31 ----------------------
                                                                                             2002         2001        2002
                                                                                        -------------- ----------- -----------
                                                                                                       (unaudited) (unaudited)
                                        ASSETS
Current assets
   Cash and cash equivalents...........................................................    $243,454     $222,565    $157,998
   Accounts receivable, net of allowance for doubtful debts............................      88,209       90,582      93,229
   Unbilled revenue on contracts.......................................................       3,860        3,429       3,263
   Inventory...........................................................................         725        1,745          --
   Deferred income taxes...............................................................       3,151        2,996       3,567
   Prepaid expenses and other receivables..............................................      13,439       16,624      18,487
                                                                                           --------     --------    --------
      Total current assets.............................................................     352,838      337,941     276,544
Premises and equipment, net............................................................     123,507      126,763      72,531
Goodwill, net..........................................................................      11,106       16,246      10,715
Other intangible assets, net...........................................................       3,591        3,477          --
Investments............................................................................       3,423        8,510       3,337
Investments in associated companies....................................................      10,735        1,105      30,195
Investments in bank deposits...........................................................          --           --     136,908
Other assets...........................................................................      10,302        9,340       8,125
                                                                                           --------     --------    --------
      Total assets.....................................................................    $515,502     $503,382    $538,355
                                                                                           ========     ========    ========
                         LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Short term and current portion of long-term debts...................................    $  4,551     $  3,893    $  3,180
   Accounts payable....................................................................      11,077        8,514      11,324
   Accrued expenses and other current liabilities......................................      39,740       39,079      44,163
   Unearned and deferred revenue.......................................................       3,079        4,208       1,583
                                                                                           --------     --------    --------
      Total current liabilities........................................................      58,447       55,694      60,250
Long-term debts, excluding current portion.............................................       2,712        3,298       1,297
Deferred income taxes..................................................................      36,682       36,466      37,381
Other liabilities......................................................................      16,935       11,131      19,839
                                                                                           --------     --------    --------
      Total Liabilities................................................................     114,776      106,589     118,767
                                                                                           --------     --------    --------
Contingencies and Commitments
Minority interest......................................................................      30,884       36,223         132
Shareholders' equity
   Common stock--par value Rs.2 (US$0.042*) per equity share (375 million equity shares authorized. 314,540,000 equity shares issued as of March 31, 2002 and
    December 31, 2001 (unaudited) respectively and 314,542,000 equity shares as of
    December 31, 2002 (unaudited)).....................................................      17,144       17,144      17,145
Additional paid-in capital.............................................................     405,530      405,364     405,580
Deferred stock-based compensation......................................................      (2,511)      (4,478)     (1,195)
Retained earnings/(deficit)............................................................      (9,996)     (21,175)     24,799
Accumulated other comprehensive loss...................................................     (36,727)     (32,316)    (24,286)
                                                                                           --------     --------    --------
                                                                                            373,440      364,539     422,043
Shares held by the SC-Trust under associate stock option plan (3,483,820, 3,843,470 and
 2,504,670 equity shares as of March 31, 2002, December 31, 2001 and 2002 (unaudited)
 respectively).........................................................................      (3,598)      (3,969)     (2,587)
                                                                                           --------     --------    --------
      Total shareholders' equity.......................................................     369,842      360,570     419,456
                                                                                           --------     --------    --------
      Total liabilities and shareholders' equity.......................................    $515,502     $503,382    $538,355
                                                                                           ========     ========    ========

--------
* the par value in US$ has been converted at the closing rate as of December 31, 2002, 1US$ = Rs.48.00

                       SATYAM COMPUTER SERVICES LIMITED

                     CONSOLIDATED STATEMENT OF OPERATIONS
    (Thousands of US Dollars except per share data and as stated otherwise)

                                                                   Year ended Nine months ended December 31
                                                                    March 31  ----------------------------
                                                                      2002       2001           2002
                                                                   ---------- -----------    -----------
                                                                              (unaudited)    (unaudited)
Revenues.......................................................... $ 414,491   $ 306,852      $ 343,411
Cost of revenues
(Includes deferred stock-based compensation of $7,212 for the year ended March 31, 2002, $6,157 and $1,112 for the nine months
  ended December 31, 2001 and 2002(unaudited) respectively).......  (238,996)   (177,294)      (203,120)
                                                                   ---------   ---------      ---------
Gross profit......................................................   175,495     129,558        140,291

Selling, general and administrative expenses
(Includes deferred stock-based compensation of $3,582 for the year ended March 31, 2002 and $2,848 and $2,138 for the nine
  months ended December 31, 2001 and 2002(unaudited)
  respectively)...................................................  (140,896)   (100,021)       (97,625)
Amortization of goodwill..........................................   (16,997)    (15,681)            --
Impairment of goodwill............................................   (81,115)    (81,115)            --
                                                                   ---------   ---------      ---------
   Total operating expenses.......................................  (239,008)   (196,817)       (97,625)
                                                                   ---------   ---------      ---------
Operating income/(loss)...........................................   (63,513)    (67,259)        42,666
Interest income...................................................     3,806       3,194          3,104
Interest expense..................................................    (2,856)     (2,809)          (674)
Gain on sale of shares in Infoway.................................    45,594      45,594             --
Other income / (expense), net.....................................    12,090       7,333         (2,633)
                                                                   ---------   ---------      ---------
Income/(loss) before income taxes, minority interest and equity
  in earnings / (losses) of associated companies..................    (4,879)    (13,947)        42,462
Income taxes......................................................   (17,234)    (14,716)        (6,621)
Minority Interest.................................................    73,406      68,490         11,086
                                                                   ---------   ---------      ---------
Income before equity in earnings / (losses) of associated
  companies.......................................................    51,293      39,827         46,927
Equity in earnings / (losses) of associated companies, net of
  taxes...........................................................   (25,401)    (25,114)        (2,446)
                                                                   ---------   ---------      ---------
Net income........................................................ $  25,892   $  14,713      $  44,481
                                                                   =========   =========      =========
Earnings per share:
Basic and Diluted................................................. $    0.08   $    0.05      $    0.14
                                                                   =========   =========      =========
Weighted average shares used in computing earnings per share -(in thousands)*.....................................................
   Basic..........................................................   305,751     304,054        311,684
   Diluted........................................................   307,113     305,086        318,503
                                                                   ---------   ---------      ---------

--------
* on an adjusted basis

                       SATYAM COMPUTER SERVICES LIMITED

   CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
    (Thousands of US Dollars except per share data and as stated otherwise)


                                                                           Common Stock      Additional   Deferred    Retained
                                                                       ---------------------  paid-in   stock-based  earnings /
                                                                         Shares    Par Value  capital   compensation (deficit)
                                                                       ----------- --------- ---------- ------------ ----------
Balance as of March 31, 2001.......................................... 281,190,000  $15,726   $253,409    $(11,787)   $(29,456)
Net income............................................................          --       --         --          --      25,892
Other comprehensive loss..............................................
   Loss on foreign currency translation...............................          --       --         --          --          --
   Unrealized losses on securities, net of taxes......................          --       --         --          --          --

Total Comprehensive income............................................
Gain on dilution of interest in subsidiary on subsidiary's issuance of
 new shares, net of taxes.............................................          --       --        375          --          --
Loss on sale of Infoway's shares held by CricInfo.....................          --       --       (645)         --          --
Issuance of common stock, net of issuance cost........................  33,350,000    1,418    149,196          --          --
Deferred stock-based compensation.....................................          --       --      1,203      (1,203)         --
Amortization of deferred stock-based compensation.....................          --       --         --      10,479          --
Shares transferred by SC-Trust to employees on vesting................          --       --      1,992          --          --
Cash dividend paid at the rate of US$ 0.01 per share..................          --       --         --          --      (6,432)
                                                                       -----------  -------   --------    --------    --------
Balance as of March 31, 2002.......................................... 314,540,000  $17,144   $405,530    $ (2,511)   $ (9,996)
                                                                       ===========  =======   ========    ========    ========

                                                                        Accumulated   Shares
                                                                           other      held by      Total
                                                                       comprehensive    SC-    Shareholders'
                                                                           loss        Trust      Equity
                                                                       ------------- --------  -------------
Balance as of March 31, 2001..........................................   $(21,659)   $(11,538)   $194,695
Net income............................................................         --          --      25,892
Other comprehensive loss..............................................
   Loss on foreign currency translation...............................    (15,063)         --     (15,063)
   Unrealized losses on securities, net of taxes......................         (5)         --          (5)
                                                                                                 --------
Total Comprehensive income............................................                             10,824
Gain on dilution of interest in subsidiary on subsidiary's issuance of
 new shares, net of taxes.............................................         --          --         375
Loss on sale of Infoway's shares held by CricInfo.....................         --          --        (645)
Issuance of common stock, net of issuance cost........................         --          --     150,614
Deferred stock-based compensation.....................................         --          --          --
Amortization of deferred stock-based compensation.....................         --          --      10,479
Shares transferred by SC-Trust to employees on vesting................         --       7,940       9,932
Cash dividend paid at the rate of US$ 0.01 per share..................         --          --      (6,432)
                                                                         --------    --------    --------
Balance as of March 31, 2002..........................................   $(36,727)   $ (3,598)   $369,842
                                                                         ========    ========    ========

                                                 (Continuing on following page)

                       SATYAM COMPUTER SERVICES LIMITED

   CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
    (Thousands of US Dollars except per share data and as stated otherwise)


                                                                           Common Stock      Additional   Deferred    Retained
                                                                       ---------------------  paid-in   stock-based  earnings /
                                                                         Shares    Par Value  capital   compensation (deficit)
                                                                       ----------- --------- ---------- ------------ ----------
Balance as of March 31, 2002.......................................... 314,540,000  $17,144   $405,530    $(2,511)    $(9,996)
Net income............................................................          --       --         --         --      44,481
Other comprehensive income............................................
   Gain on foreign currency translation...............................          --       --         --         --          --
   Unrealized gains on securities, net of taxes.......................          --       --         --         --          --

Total Comprehensive income............................................
Issuance of common stock, net of issuance cost........................       2,000        1          7         --          --
Loss on dilution of interest in subsidiary on subsidiary's issuance of
 new shares, net of taxes.............................................                          (1,181)        --          --
Deferred stock-based compensation.....................................          --       --        793       (793)         --
Amortization of deferred stock-based compensation.....................          --       --         --      2,109          --
Shares transferred by SC-Trust to employees on vesting................          --       --        431         --          --
Cash dividend paid at the rate of US$ 0.03 per share..................          --       --         --         --      (9,686)
                                                                       -----------  -------   --------    -------     -------
Balance as of December 31, 2002 (unaudited)........................... 314,542,000  $17,145   $405,580    $(1,195)    $24,799
                                                                       ===========  =======   ========    =======     =======

                                                                        Accumulated
                                                                           other      Shares      Total
                                                                       comprehensive held by  Shareholders'
                                                                           loss      SC-Trust    Equity
                                                                       ------------- -------- -------------
Balance as of March 31, 2002..........................................   $(36,727)   $(3,598)   $369,842
Net income............................................................         --         --      44,481
Other comprehensive income............................................
   Gain on foreign currency translation...............................     12,439         --      12,439
   Unrealized gains on securities, net of taxes.......................          2         --           2
                                                                                                --------
Total Comprehensive income............................................                            56,922
Issuance of common stock, net of issuance cost........................         --         --           8
Loss on dilution of interest in subsidiary on subsidiary's issuance of
 new shares, net of taxes.............................................         --         --      (1,181)
Deferred stock-based compensation.....................................         --         --          --
Amortization of deferred stock-based compensation.....................         --         --       2,109
Shares transferred by SC-Trust to employees on vesting................         --      1,011       1,442
Cash dividend paid at the rate of US$ 0.03 per share..................         --         --      (9,686)
                                                                         --------    -------    --------
Balance as of December 31, 2002 (unaudited)...........................   $(24,286)   $(2,587)   $419,456
                                                                         ========    =======    ========

                       SATYAM COMPUTER SERVICES LIMITED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
    (Thousands of US Dollars except per share data and as stated otherwise)

                                                                                                    Nine months ended
                                                                                      Year ended       December 31
                                                                                       March 31  ----------------------
                                                                                         2002       2001        2002
                                                                                      ---------- ----------- -----------
                                                                                                 (unaudited) (unaudited)
Cash Flows From Operating Activities
Net income/ (loss)...................................................................  $ 25,892   $ 14,713    $  44,481
Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation.....................................................................    37,486     29,270       29,298
    Amortization and impairment of goodwill..........................................    98,112     96,796           --
    Amortization of license fees.....................................................       720        371        1,195
    Deferred stock-based compensation................................................    10,794      9,005        3,250
    Deferred income taxes............................................................      (427)      (302)        (831)
    (Gain) / loss on sale of investments.............................................         2         --         (894)
    (Gain) / loss on sale of premises and equipment..................................       (59)       159           58
    Foreign currency translation on excess of amount received on sale of shares of
     Infoway over its carrying value.................................................       928        928           --
    Excess of cash received over carrying value of investment in Infoway, net of
     taxes...........................................................................   (35,156)   (35,156)          --
    Amortization of discount on share warrants issued to TRW and change in fair
     value of put option.............................................................    10,144      4,448        7,513
    Minority Interest................................................................   (73,406)   (68,490)     (11,086)
    Equity in share of (earnings) / losses of associated companies...................    25,401     25,114        2,446
Changes in assets and liabilities:
    Accounts receivable, net and unbilled revenue on contracts.......................     1,262        393      (10,552)
    Prepaid expenses, other receivables and inventory, net...........................     9,840      5,829       (9,388)
    Other assets, net................................................................     1,356        829       (2,179)
    Accounts payable.................................................................    (4,363)    (7,036)          53
    Accrued expenses and other current liabilities...................................     8,342      8,398       13,641
    Unearned and deferred revenue....................................................      (904)       181        3,384
    Other liabilities................................................................       407         48       (1,633)
                                                                                       --------   --------    ---------
Net cash provided by operating activities............................................   116,371     85,498       68,756
Cash Flows From Investing Activities
    Purchase of premises and equipment...............................................  $(34,157)  $(27,891)   $  (8,510)
    Expenditure on license fees......................................................    (1,238)    (1,238)        (623)
    Proceeds from sale of premises and equipment.....................................       503        233          142
    Acquisitions and investments in associated companies.............................    (4,608)    (2,860)        (790)
    Purchase of investments..........................................................    (3,131)      (868)      (2,220)
    Proceeds from sale of investments................................................     2,271         --        6,175
    Investments in bank deposits.....................................................        --         --     (136,134)
                                                                                       --------   --------    ---------
Net cash used in investing activities................................................   (40,360)   (32,624)    (141,960)
Cash Flows From Financing Activities
    Proceeds from / (repayments) of short-term debt..................................  $(35,725)  $(36,431)   $  (2,203)
    Issuance of common stock, net of issuance cost...................................   150,614    150,614            8
    Issuance of common stock under Associate Stock Option Plans......................     9,932      9,429        1,442
    Repayment of long-term debts.....................................................    (7,642)    (6,974)      (1,593)
    Cash dividends paid..............................................................    (6,432)    (6,432)      (9,686)
                                                                                       --------   --------    ---------
Net cash provided by (used in) financing activities..................................   110,747    110,206      (12,032)

                                                 (Continuing on following page)

                       SATYAM COMPUTER SERVICES LIMITED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
     (Thousand of US Dollars except per share data and as stand otherwise)

    Effect of exchange rate changes on cash and cash equivalents...   (9,372)   (6,583)     (220)
    Net change in cash and cash equivalents........................  177,386   156,497   (85,456)
    Cash and cash equivalents at beginning of the year / period....   66,068    66,068   243,454
    Cash and cash equivalents at end of the year / period.......... $243,454  $222,565  $157,998

Supplementary information:
Cash paid during the period for:
    Income taxes................................................... $  7,744  $  4,660  $  3,094
    Interest.......................................................    2,859     2,569       427

Non-cash items:
    Shares issued by Infoway on acquisitions....................... $  1,044  $  1,043        --
    Capital leases and hire purchase...............................    1,300       952  $    948

   For a number of reasons, principally the effects of translation differences and acquisitions, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

                       SATYAM COMPUTER SERVICES LIMITED

                 RECONCILIATION OF INDIAN AND US GAAP EARNINGS

Notes to Consolidated Financial Results as per US GAAP:

   The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States (US GAAP). All significant inter-company balances and transactions have been eliminated. Investment in business entities in which Satyam does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20%-50% ownership), are accounted for by equity method.

   The results of business entities, which have been consolidated, with the results of Satyam include 100% subsidiaries, as on December 31, 2002, Satyam Europe Ltd., Satyam Japan Ltd., Satyam Asia Pte Ltd., Vision Compass Inc., Satyam ideaedge Technologies Pvt. Ltd., and Nipuna Services Limited. The results also include Satyam Associate Trust and Satyam Manufacturing Technologies Inc., our joint venture with TRW Inc., in which our holding is 76% as on December 31, 2002. The results of the joint ventures that have been accounted on equity method include Satyam Venture Engineering Services Pvt. Ltd. and CA Satyam ASP Pvt. Ltd. The holding of Satyam in both the joint ventures is to the extent of 50% as on December 31, 2002.

   At the Extraordinary General Meeting held on December 9, 2002 Sify's shareholders approved the issue of shares to Softbank Asia Infrastructure Limited (SAIF) and Venture Tech Solutions Private Limited (VentureTech). On December 16, 2002, SAIF and VentureTech invested USD 13 Million and USD 3.5 Million respectively into Sify. Sify issued 7,558,140 to SAIF and 2,03,884 to VentureTech. On a fully diluted basis, SAIF and VentureTech own 21.8% and 5.9% respectively of Sify. Further, VentureTech is obligated to purchase an additional 2,034,883 equity shares for a purchase price equal to the Rupee equivalent of USD 3.5 million prior to May 1, 2003. Due to the above, Satyam's ownership interest in Sify reduced from 52.51% as of March 31, 2002 to 37.15% as of December 31, 2002. The consolidated financial statements of Satyam include the financial statements of Sify upto December 9, 2002. Subsequent to December 9, 2002, Satyam has accounted for its interest in Sify under the equity method of accounting primarily due to lack of controlling interest in Sify. The consolidated financial statements for the year ended March 31, 2002 and nine months ended December 31, 2001 and 2002 are not comparable due to the above. Sify Limited has changed its name from Satyam Infoway Limited to Sify Limited effective January 6, 2003. In addition, Satyam will have no further obligation to fund additional operating or financing requirements of Sify.

   Statement showing reconciliation between net profit as per Indian GAAP and US GAAP for the quarter and nine months ended December 31, 2002 is as follows:

                                                  Quarter    Quarter   Nine months Nine months    Year
                                                   Ended      Ended       Ended       Ended      Ended
Sl.No.                Particulars                31-12-2002 31-12-2001 31-12-2002  31-12-2001  31-03-2002
------                -----------                ---------- ---------- ----------- ----------- ----------
                                                                     In thousand US$
  1    Net Profit as per Indian GAAP               24,183     24,878      70,624      79,068     94,373
  2    Profit / (Loss) of Subsidiaries and Joint
       Ventures                                    (4,031)    (6,038)    (14,521)    (81,415)   (86,219)
  3    Deferred Stock Compensation Charge          (1,199)    (3,077)     (2,109)     (8,478)   (10,479)
  4    Amortization and impairment of Goodwill         --     (1,071)         --      (3,253)    (4,311)
  5    Gain on sale of shares of Satyam Infoway
       Ltd. to GSIC                                    --     35,156          --      35,156     35,156
  6    Sale of stake in Satyam GE Software
       Services Pvt. Ltd.                              --         --      (2,339)         --         --
  7    Charge off of put option to TRW, Inc.       (4,301)    (5,817)     (7,514)     (4,448)   (10,144)
  8    Others (net)                                   498       (288)        339      (1,917)      (867)
  9    Provision not required under US GAAP            --         --          --          --      8,383
  10   Total Adjustments                           (9,033)    18,865     (26,144)    (64,355)   (68,481)
                                                   ------     ------     -------     -------    -------
  11   Net Profit / (Loss) as per US GAAP          15,150     43,743      44,481      14,713     25,892
                                                   ------     ------     -------     -------    -------